Exhibit 16.1

July 2, 2014
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated July 2, 2014, of Healthways, Inc. and are in agreement with the statements contained in the second and third paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP